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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Guy Bernstein

CFO

Magic Software Enterprises Ltd.

+972-3-538-9292

gbernstein@magicsoftware.com

Magic Software Announces Second Quarter Results

Company Reports Growth in Profits and a Significant Increase in License Sales

OR YEHUDA, ISRAEL (August 11, 2003) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology, today reported its results for the quarter ended June 30, 2003.

Second Quarter Results

Net profit for the second quarter of 2003 was $752,000 (or $0.03 per share) compared with a net loss of $371,000 (or ($0.01) per share) recorded in the second quarter of 2002 and a net profit of $272,000 (or $0.01 per share) in the first quarter of 2003. This represents the highest quarterly net profit in the last eleven quarters.

Total revenues for the second quarter ended June 30, 2003 were $15.30 million, an increase from $15.13 million posted in the previous quarter and a decrease from $15.67 million in the comparable quarter of 2002.

Software license revenues have reached $4.53 million in the reported quarter, a 9% increase from sales of $4.14 million in the second quarter of 2002 and an 11% increase from $4.08 million at the first quarter of 2003. This represents the highest quarterly license revenues in the last seven quarters.

Application sales were $1.66 million for the reported quarter, compared with $1.66 million in the first quarter of 2003 and $1.87 million in the second quarter of 2002. Revenues from consulting and other services at $6.44 million, decreased from $6.80 million in the first quarter of 2003 and $6.98 million for the second quarter of 2002. Maintenance and support revenues reached $2.67 million in the second quarter of 2003, compared with $2.58 million in the first quarter of 2003, and $2.67 million in the same period of 2002.

In the second quarter of 2003, Europe accounted for 40% of total revenues, while North America and Asia/Pacific accounted for 32% and 28% of total revenues, respectively.

“We are pleased with the results that we have achieved in the second quarter, especially the increase in net profits,” said Menachem Hasfari, chief executive officer of Magic Software Enterprises. “Despite challenging IT environments everywhere, our momentum from the first quarter of the year continues and we've once again delivered strong results.

Our newly released version 9.4 of eDeveloper has received an excellent response from our customer base and from the market in general and Magic's license sales have reached the highest quarterly revenue level in the last seven quarters.”

“We are also pleased with the warm reception our new iBOLT Integration Suite has received both from leading industry analysts as well as existing and potential customers,” Hasfari continued. “In the short time since we have released the iBOLT product family, we have closed our first deals both with end users and a growing list of partners. We have been invited to submit numerous RFPs (Requests for Proposals) and have a solid pipeline of prospects. Nobody can predict what's in store for the IT industry, but we are more confident than ever in our strategic move into the area of Business Integration and Process Management.”

Accomplishments

The following highlights were announced or occurred since Magic Software Enterprises’ last earnings statement:

New Partnerships

During the quarter Magic Software and iWay Software closed a partnership agreement to provide intelligent, prepackaged adapters for the iBOLT Integration Suite. With this agreement, Magic Software has expanded its ability to deliver comprehensive cost-effective business integration solutions to its customers.

In addition, Magic Software and Pervasive Software signed a strategic alliance agreement to develop and market a bundled toolkit worldwide. The Pervasive.SQL™ V8 database engine has been integrated and is now being shipped with eDeveloper v9.4. eDeveloper customers are now able to purchase the bundled toolkit, support and maintenance directly from Magic Software.

During the quarter, the Company also announced the North American launch of its Premier Partner program for eDeveloper and iBOLT. This program is designed to provide Magic's premier customers with extremely cost-effective development and deployment licenses and flexible pricing programs.

New Deals

Among the significant new deals closed or announced during the quarter were:

Sklar Peppler, the leading Canadian furniture manufacturer, who launched a retailer extranet developed with eDeveloper for the iSeries;

Siemens, for a government customer relation management project in South Africa to handle citizen interactions with government officials;

Viacom Outdoor, the UK's leading transport media sales company, who have chosen eDeveloper as the standard development and integration environment to be used for upgrading their business and media production systems;

Marsh Insurance, for the German branch of the world's leading risk and insurance services firm, for a web based sales and customer management solution developed by Magic Solution Partner BSV;

Tibbett & Britten, a UK based international logistics service provider working on behalf of major retailers and multi-national manufacturers, who are using eDeveloper for a number of application development projects in the group;

Clalit National Health Services, the largest health organization in Israel providing medical services for more than 3.7million people, to modernize existing systems;

Hungarian Police, to modernize an application that operates at 160 police stations nationwide and supports the processing and criminal investigation activity of the stations;

Western Dental Centers, a group with over 450 licensed dentists and orthodontists in more than 140 offices throughout California and Arizona, to provide corporate wide automation of dental services; and

Complot Automation, the largest local government software house in Israel, for a licensing, maintenance and support agreement for upgrading local government systems.

Industry Recognition

During this quarter, the Company received significant recognition from two of the leading industry analyst companies.

Gartner Group positioned Magic Software in its recently published Pure-Play Business Process Management (BPM) Magic Quadrant. Earlier this year, Magic Software was also included in Gartner’s Magic Quadrant for Business Rules.

In addition, in a recent report by the Giga Group on enterprise application integration and business process management, the Company was recognized as a Pure Play BPM (Business Process Management) player.

The Company also announced that it has joined the fast-growing EAI Industry Consortium (EAIIC), an international non-profit global advocacy group promoting the enterprise application integration industry.

Conference Call

Magic will host a conference call today, August 11, 2003, at 12:00 p.m. EDT to discuss the Company’s second quarter financial results. To participate, interested parties should call the appropriate number listed below five to ten minutes prior to the start of the call:

North America

1-(888) 273-9885

International

1-(651) 224-7472

Callers should reference “Magic Software Q2 Earnings Conference Call” with the AT&T Operator.

A replay of the conference call will be available from 3:30 p.m. EDT on August 11, 2003, through 4:59 p.m. EDT on August 25, 2003.  Interested parties should call the appropriate number below:

North America

(800) 475-6701

International

(320) 365-3844

Callers should reference Access Code No. 693619.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Consolidated Balance Sheets

(US Dollars in Thousands)

	June 30, 2003 (Unaudited)	December 31,2002
Assets
Current assets
Cash and cash equivalents	$13,315	$24,785

Accounts receivable
Trade receivables	16,620	13,605
Related parties	292	624
Other receivables and prepaid expenses	4,925	4,113
Inventory	185	175
Total current assets	35,337	43,302

Severance pay fund	1,715	1,465
Investments in affiliated companies	108	748
Fixed assets, net	8,178	8,432
Goodwill	20,286	20,721
Other assets, net	10,632	9,854
Total assets	$76,256	$84,522

Liabilities
Current liabilities
Short-term bank debt	$2,349	$3,464
Trade payables	2,516	2,831
Accrued expenses and other liabilities	17,420	13,703
Total current liabilities	22,285	19,998

Long-term loans	371	414
Accrued severance pay	2,129	1,861
Minority interests	1,249	1,228

Shareholders' equity
Share capital	788	788
Capital surplus	103,043	114,760
Treasury stock	(5,773)	(5,667)
Accumulated deficit	(47,836)	(48,860)
Total shareholders' equity	$50,222	$61,021
Total liabilities and shareholders’ equity	$76,256	$84,522

Unaudited Consolidated Statement of Operations (US Dollars in Thousands)
	Three Months ended June 30,		Six Months ended June 30,
	2003	2002	2003	2002
Revenues
Software sales	$4,525	$4,143	$8,602	$8,114
Applications	1,661	1,874	3,324	4,181
Maintenance	2,666	2,674	5,245	5,346
Consultancy & other services	6,449	6,979	13,256	14,781
Total Revenues	$15,301	$15,670	$30,427	$32,422

Cost of Revenues
Software sales	$1,128	$730	$1,944	$1,520
Applications	220	479	464	1,049
Maintenance	664	1,069	1,255	2,110
Consultancy & other services	3,867	4,941	8,450	9,878
Total Cost of Revenues	$5,879	$7,219	12,113	14,557

Gross Profit	$9,422	$8,451	$18,314	$17,865

Research & development, net	1,142	1,272	2,147	2,715
Sales, marketing, and general & administrative expenses	7,125	7,407	14,346	14,725
Depreciation	397	446	809	869
Operating Income (Loss)	$758	$(674)	$1,012	$(444)

Financial income, net	(185)	(443)	(230)	(510)
Income (Loss) before taxes	943	(231)	1,242	66
Taxes on income	(95)	77	14	269
Income (loss) before minority interests	848	(308)	1,228	(203)
Minority interests in income of subsidiaries	96	63	204	17
Net income (loss)	$752	$(371)	$1,024	$(220)

Basic Earnings per Share	$0.03	$(0.01)	$0.03	$(0.01)
Diluted Earnings per Share	$0.03	$(0.01)	$0.03	$(0.01)
Weighted Avg. Shares Outstanding (000)	29,474	29,750	29,492	29,747
Diluted Weighted Avg. Shares Outstanding (000)	30,021	29,750	29,768	29,884

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: August 11, 2003